Exhibit 99.1

PRESS RELEASE

Immatics and Bristol Myers Squibb Expand Strategic Alliance

to Develop Gamma Delta Allogeneic Cell Therapy Programs

•	New multi-program collaboration to develop allogeneic TCR-T/CAR-T programs brings together Immatics’ allogeneic gamma delta T cell therapy platform ACTallo® with Bristol Myers Squibb’s technologies and oncology drug development expertise

•	Immatics to receive upfront payment of $60 million and additional milestone payments of up to $700 million per program plus tiered royalty payments of up to low double-digit percentages on net product sales across multiple programs under the new collaboration

•	Per 2019 agreement, Bristol Myers Squibb to also add one additional autologous TCR-T target where Immatics will receive an upfront payment of $20 million and be eligible for milestone payments and royalties

Tuebingen, Germany, Houston & New York – June 2, 2022 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, and Bristol Myers Squibb (NYSE: BMY), today announced that they have expanded their strategic alliance to pursue the development of multiple allogeneic off-the-shelf TCR-T and/or CAR-T programs.

Under this collaboration, Bristol Myers Squibb and Immatics will develop two programs owned by Bristol Myers Squibb and both companies have an option to develop up to four additional programs each. The programs will utilize Immatics’ proprietary gamma delta T cell-derived, allogeneic Adoptive Cell Therapy (ACT) platform, called ACTallo®, and a suite of next-generation technologies developed by Bristol Myers Squibb.

Under the terms of this agreement, Immatics will receive an upfront payment of $60 million as well as up to $700 million per Bristol Myers Squibb program through development, regulatory and commercial milestone payments and tiered royalty payments of up to low double-digit percentages on net product sales. Immatics will be responsible for preclinical development of the initial two Bristol Myers Squibb-owned programs and will receive additional payment for certain activities that Immatics could perform at Bristol Myers Squibb’s request. Bristol Myers Squibb will assume responsibility for clinical development and commercialization activities of all Bristol Myers Squibb-owned programs thereafter.

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In addition, Bristol Myers Squibb and Immatics will expand their 2019 collaboration agreement focused on autologous T cell receptor-based therapy (TCR-T), with the inclusion of one additional TCR target discovered by Immatics. As part of this expansion, Immatics will receive an upfront payment of $20 million and be eligible for milestone payments and royalties.

“The expansion of our collaboration with Bristol Myers Squibb significantly advances our allogeneic cell therapy development strategy,” commented Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “We welcome opening another chapter of our work with a trusted partner and the expertise and capabilities both companies provide in cell therapy development to create novel medicines for cancer patients.”

“Today’s announcement represents an important part of our continued investment in next generation cell therapies that have the potential to provide transformative outcomes to patients with cancer,” said Rupert Vessey, M.A., B.M., B.Ch., FRCP, D.Phil., Executive Vice President, Research & Early Development, Bristol Myers Squibb. “We are excited to expand our collaboration with Immatics that allows us to combine their novel off-the-shelf platforms with our industry-leading research and manufacturing expertise in cell therapy to develop new allogeneic cell therapy treatments to potentially help patients with solid tumor malignancies.”

About ACTallo®

ACTallo® is Immatics’ proprietary allogeneic, off-the-shelf adoptive cell therapy platform based on gamma delta T cells sourced from healthy donors. Our manufacturing process is designed to create hundreds of doses from one single donor leukapheresis. Gamma delta T cells are abundant in the peripheral blood, show intrinsic anti-tumor activity, naturally infiltrate solid tumors and do not cause graft-vs-host disease – characteristics that make this cell type well suited for an allogeneic approach. The ACTallo® process engineers gamma delta T cells with chimeric antigen receptors (CARs) or T cell receptors (TCRs), thus accessing cancer cell surface targets as well as intracellular proteins that are presented as peptides on the surface of the cancer cell. This enables the redirection of gamma delta T cells to cancer cell targets. ACTallo® products will be available for patient treatment without the requirement for personalized manufacturing. Since these T cells originate from healthy individuals, they are not reliant on the potentially encumbered immune system of the cancer patient.

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About Bristol Myers Squibb

Bristol Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For

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more information about Bristol Myers Squibb, visit us at BMS.com or follow us on LinkedIn, Twitter, YouTube, Facebook, and Instagram.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter, LinkedIn and Instagram.

Bristol Myers Squibb Cautionary Statement Regarding Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, the research, development and commercialization of pharmaceutical products and the agreement. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements are based on current expectations and projections about our future financial results, goals, plans and objectives and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years, that are difficult to predict, may be beyond our control and could cause our future financial results, goals, plans and objectives to differ materially from those expressed in, or implied by, the statements. These risks, assumptions, uncertainties and other factors include, among others, that the expected benefits of, and opportunities related to, the agreement may not be realized by Bristol Myers Squibb or may take longer to realize than anticipated, that Bristol Myers Squibb may fail to discover and develop any commercially successful allogeneic off-the-shelf TCR-T and/or CAR-T program product candidates through the agreement, that such product candidates may not receive regulatory approval for the indications described in this release in the currently anticipated timeline or at all, and if approved, whether such product candidates for such indications described in this release will be commercially successful. No forward-looking statement can be guaranteed. Forward-looking statements in this press release should be evaluated together with the many risks and uncertainties that affect Bristol Myers Squibb’s business and market, particularly those identified in the cautionary statement and risk factors discussion in Bristol Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2021, as updated by our subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission. The forward-looking statements included in this document are made only as of the date of this document and except as otherwise required by applicable law, Bristol Myers Squibb

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undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

Immatics Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

Immatics

Media:
Anja Heuer, +49 89 540415-606, media@immatics.com

Investors
Jordan Silverstein, +1 281-810-7545, InvestorRelations@immatics.com

Bristol Myers Squibb

Media:

media@bms.com

Investors:

Investor.relations@bms.com

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